UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42684

RUBICO INC.

(Translation of registrant’s name into English)

20 Iouliou Kaisara Str
19002 Paiania

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Offering of Senior Convertible Notes and Warrants to Purchase Common Shares

On October 17, 2026, Rubico Inc. (the “Company”) issued a press release announcing the execution of a Securities Purchase Agreement, dated as of October 16, 2026 (the “Securities Purchase Agreement”), by and among the Company and an institutional investor (the “Purchaser”), the terms and conditions of which are described below.

A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The Securities Purchase Agreement

Pursuant to and subject to the terms and conditions of the Securities Purchase Agreement, the Company agreed to issue and sell to the Purchaser, and the Purchaser agreed to purchase from the Company (i) Senior Convertible Notes representing an aggregate principal amount of $9,444,444 (the “Initial Notes”), warrants (the “Initial Warrants”) to purchase an aggregate of $9,444,444 of the Company’s common shares, par value $0.01 per share (the “Common Shares”) and Common Shares and/or pre-funded warrants equal to 5% of the face value of principal amounts of the Initial Notes issued at the closing of the purchase and sale of the Initial Notes and Initial Warrants (the “Commitment Shares” and “Pre-Funded Warrants,” respectively) pursuant to the Securities Purchase Agreement (the “Initial Closing”) and (ii) Senior Convertible Notes representing an aggregate principal amount of $5,555,556 (the “Second Close Notes” and together with the Initial Notes, the “Notes”) and warrants (the “Second Close Warrants” and together with the Initial Warrants, the “Warrants” and together with the Securities Purchase Agreement, the Notes and the Pre-Funded Warrants, the “Transaction Documents”) to purchase an aggregate of $5,555,556 of the Common Shares and Common Shares and/or Pre-Funded Warrants equal to 5% of the face value of principal amounts of the Second Close Notes issued at the closing of the purchase and sale of the Second Close Notes and Second Close Warrants pursuant to the Securities Purchase Agreement (the “Second Closing” and together with the Initial Closing, the “Closings”).

On October 19, 2026, the Initial Closing was consummated by the parties thereto, pursuant to which the Company sold to the Purchaser, for an aggregate amount of $8,500,000, the Initial Notes and the Initial Warrants.

Pursuant to the Securities Purchase Agreement, the consummation of the Second Closing requires, in addition to customary conditions to closing, that (i) no event of default under the Notes shall have occurred and be continuing; (ii) the closing price of the Company’s Common Shares on the Nasdaq Capital Market or any other market or exchange on which its Common Shares are listed or quoted for trading (the “Trading Market”) on the immediately preceding day on which the principal Trading Market is open for trading (the “Trading Day”) equals or exceeds $1.00 per share; (iii) the average daily dollar trading volume for the Company’s Common Shares on the Trading Market over the prior five (5) consecutive Trading Days equals or exceeds $200,000, (iv) the outstanding principal balance of the Initial Notes is less than $2,500,000, (v) the Company shall have duly honored all conversions and redemptions scheduled to occur or occurring by virtue of one or more notices of conversion of the applicable Notes, (vi) the Company shall have paid all liquidated damages and other amounts owing to the holder in respect of the applicable Notes, (vii) the Underlying Shares are “Freely Tradeable” (as defined in the Notes) with respect to the applicable Notes and applicable Warrants, (viii) the Common Shares are trading on a Trading Market and all of the Common Shares issuable pursuant to the Transaction Documents are listed or quoted for trading on such Trading Market, (ix) there is a sufficient number of authorized but unissued and otherwise unreserved Common Shares for the issuance of all of the shares then issuable pursuant to the Transaction Documents, (x) there has been no public announcement of a pending or proposed Fundamental Transaction (as defined in the Notes) or Change of Control Transaction (as defined in the Notes) that has not been consummated, and (xi) the applicable holder of the applicable Notes and Warrants is not in possession of any information provided by the Company, any of its Subsidiaries, or any of their officers, directors, employees, agents or Affiliates, that constitutes, or may constitute, material non-public information.

In addition, as a condition to the consummation of the Closings, the Securities Purchase Agreement requires that, from the date of the Securities Purchase Agreement to the date of the applicable Closing, trading in the Common Shares shall not have been suspended by the Commission or the Company’s principal Trading Market and, at any time prior to the applicable Closing, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at such Closing.

The Securities Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the Securities Purchase Agreement, the Company will use the net proceeds from the sale of the Notes and the Warrants for working capital purposes and shall not use such proceeds: (a) (i) for a period of two months following the Initial Closing, the redemption of any Common Shares or Common Share Equivalents, and (ii) following the expiration of such two month period, the redemption of any preferred shares held by a related party, (b) for the settlement of any outstanding litigation or (c) in violation of Foreign Corrupt Practices Act of 1977, as amended or the Office of Foreign Assets Control of the U.S. Treasury Department regulations.

The Company has agreed for a period of thirty trading days from the applicable closing, not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share equivalents, subject to certain exceptions set forth in the Securities Purchase Agreement. The Company has also agreed, subject to certain exceptions, to a restriction on the issuance of any variable priced securities until six months after the applicable closing hereunder.

The Company is obligated to, from the date of the Securities Purchase Agreement until the date that is three months after the first date on which the aggregate outstanding principal amount of the Notes is less than 5% of the aggregate principal amount of such Notes upon issuance, and upon any issuance by the Company or any of its subsidiaries of indebtedness, preferred shares, common shares, options or securities convertible into common shares, other than certain exempt issuances and specified vessel-related financing transactions, provide the Purchaser with the right to participate in such offering on the same terms, conditions and price provided for in the offering. The Purchaser may collectively participate in an amount of up to 50% of the total offering, with the Purchaser entitled to purchase its pro rata portion of such amount based on its subscription amount relative to the aggregate subscription amounts of all participating purchasers.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Securities Purchase Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

The Notes

The Notes will mature twelve months after the date of issuance, subject to extension at the Company’s option to 18 months, provided that upon such extension the principal amount of the applicable Note will be increased by 5.0%, at which time all outstanding principal and accrued but unpaid interest thereon shall become due and payable. Interest accrues at the rate of 8.0% per annum if paid in cash and 10.0% per annum if paid in Common Shares. While an event of default under the Notes has occurred and is continuing, the Notes will accrue interest at the rate equal to the lesser of 18.0% per annum or the maximum rate permitted under applicable law. Additionally, any overdue accrued and unpaid interest to be paid under the Notes will incur a late fee at an interest rate equal to 12.0% per annum or the maximum rate permitted by applicable law which shall accrue daily from the date such interest is due hereunder through and including the date of actual payment in full.

All of the Notes are convertible into Common Shares at any time by the Purchaser at a conversion price equal to (i) convertible at a conversion price equal to the lower of the closing price of the Company’s common shares immediately prior to issuance or the average closing price over the five days prior to issuance (the “Fixed Conversion Price”), or (ii) an alternate conversion price equal to the greater of (a) 85.0% of the lowest daily volume-weighted average price during the 10 trading days preceding the relevant conversion date and (b) a floor price of $0.10. The Fixed Conversion Price with respect to the Initial Notes will be $0.3646.

Pursuant to the Notes, the Company may not effect the conversion of any Note, and a Purchaser holding such Note will not have the right to convert such Note, to the extent that after giving effect to the conversion, a Purchaser and its affiliates would beneficially own in excess of 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of shares of Common Shares issuable upon conversion.

No fractional shares or scrip representing fractional shares will be issued upon any conversion of a Note. As to any fraction of a share which a Purchaser would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the conversion price or round up to the next whole share.

Pursuant to each Note, the Company must, for so long as such Note is outstanding, cause all payments due under such Note to (i) rank pari passu with all other Notes and (ii) be senior to all other liabilities of the Company and its subsidiaries, other than any Indebtedness (as defined in the Securities Purchase Agreement) secured by a lien on any vessel of the Company and its subsidiaries.

The Notes have customary event of default provisions. Under the Notes, upon the occurrence or existence of any event of default, the outstanding principal amount, plus accrued but unpaid interest, liquidated damages and other amounts owing in respect thereof will be at the holder’s election, immediately due and payable in cash.

The Notes contain certain redemption rights of the Purchaser upon certain financing and change of control events involving the Company.

The foregoing description of the Notes does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Notes, the form of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

The Warrants and the Pre-Funded Warrants.

The Warrants are exercisable immediately upon issuance and expire five years from the initial date of issuance. The exercise price of the Warrants shall be equal to the Fixed Conversion Price of the Notes issued on the same closing date as the relevant Warrants, subject to adjustment pursuant to the terms of the Warrants. The Initial Warrants will have an exercise price of $0.3646 per share.

Pursuant to the Warrants, the Company may not exercise any Warrant, and a Purchaser holding such Warrant will not have the right to exercise such Warrant, to the extent that after giving effect to the exercise, such Purchaser and its affiliates would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to the exercise.

The Warrants may be exercised by the Purchaser by paying the exercise price in cash or on a cashless basis. No fractional shares scrip representing fractional shares will be issued upon any exercise of any Warrant. As to any fraction of a share which the Purchaser would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price or round down to the next whole share.

The foregoing description of the Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Warrants, the form of which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

If the Purchaser’s receipt of Commitment Shares would otherwise result in the Purchaser’s, together with its Attribution Parties (as defined in the Pre-Funded Warrants), beneficial ownership exceeding 9.99% of the Company’s outstanding Common Shares immediately following the relevant closing, it will receive Pre-Funded Warrants in lieu of Commitment Shares for the amount of Commitment Shares that would cause the Purchaser’s beneficial ownership of our common shares to exceed 9.99%. Each Pre-funded Warrant will be exercisable for one Common Share. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its Attribution Parties (as defined in the Pre-Funded Warrants), would beneficially own in excess of 9.99% of the number of Common Shares outstanding immediately after giving effect to such exercise. The Pre-funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

The foregoing description of the Pre-Funded-Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Pre-Funded Warrants, the form of which is filed as Exhibit 4.3 hereto and is incorporated herein by reference.

Placement Agency Agreement

Maxim Group LLC acted as the exclusive placement agent (the “Placement Agent”), in connection with the offering, pursuant to a Placement Agency Agreement, dated as of October 16, 2026 by and between the Company and the Placement Agent (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Placement Agent will be entitled to a fee equal to 6.0% of the aggregate purchase price paid by the Purchaser in the offering.

The foregoing description of the Placement Agency Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Placement Agency Agreement, a copy of which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this report on Form 6-K may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding any closing of the transactions discussed herein and the Transaction Documents.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in the Company’s records, and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs, or projections. Please see the Company’s filings with the Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this report.

In addition to these assumptions, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	the Company’s ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including its ability to enter into long-term charters for its vessels and those it may acquire in the future;

•	the Company’s future operating and financial results;

•	the Company’s future vessel acquisitions, its business strategy and expected and unexpected capital spending or operating expenses, including any dry-docking, crewing, bunker costs and insurance costs;

•	the Company’s financial condition and liquidity, including its ability to pay amounts that it owes and to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;

•	the Company’s ability to take delivery of, integrate into its fleet, and employ any newbuildings it may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;

•	the Company’s dependence on its fleet manager to operate its business;

•	the aging of the Company’s vessels, and those it may acquire in the future, and resultant increases in operation and dry-docking costs;

•	the ability of the Company’s vessels, and any vessels it may acquire in the future, to pass classification inspections and vetting inspections by oil majors;

•	significant changes in vessel performance, including increased vessel breakdowns;

•	the creditworthiness of the Company’s charterers and the ability of its contract counterparties to fulfill their obligations to the Company;

•	the Company’s ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for its vessels, and any vessels it may acquire in the future, in each case, at commercially acceptable rates or at all;

•	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof;

•	the Company’s ability to maintain the listing of its Common Shares on The Nasdaq Stock Market LLC or another trading market, in particular, after the Offering;

•	the Company’s ability to comply with additional costs and risks related to its environmental, social and governance policies;

•	potential liability from litigation and the Company’s vessel operations, including purported discharge of pollutants;

•	changes in general economic and business conditions;

•	general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists or other hostilities or conflicts, including the war between the United States, Israel and Iran, the war in Ukraine, the war between Israel and Hamas, the Houthi crisis in and around the Red Sea, current instability in Venezuela and Iran and potential tensions between the U.S. and Greenland, Denmark or Venezuela;

•	changes in production of or demand for oil, either globally or in particular regions;

•	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;

•	potential liability from future litigation and potential costs due to the Company’s vessel operations, and the operation of any vessels it may acquire in the future, including due to any environmental damage and vessel collisions;

•	the length and severity of public health threats, epidemics and pandemics and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets and governmental responses thereto; and

•	other important factors discussed in “Item 3. Key Information-D. Risk Factors” of the Company’s Annual Report on Form 20-F, filed with the Commission on March 23, 2026 or described from time to time in the reports filed by the Company with the Commission.

Should one or more of the foregoing risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on it. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

Exhibit Index

Exhibit No.	Description
1.1	Placement Agency Agreement, by and between the Company and the Placement Agent, dated October 16, 2026
4.1	Form of Senior Convertible Note
4.2	Form of Warrant
4.3	Form of Pre-Funded Warrant
5.1	Opinion of Watson Farley & Williams LLP, as to the legality of the securities being registered
8.1	Opinion of Watson Farley & Williams LLP with respect to certain tax matters
10.1	Form of Securities Purchase Agreement
99.1	Pricing Press Release, dated October 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rubico Inc.

Date: October 19, 2026	By: /s/ Nikolaos Papastratis
Nikolaos Papastratis
Chief Financial Officer